Exhibit 99.173

FORM 51-102F6V

HIGH TIDE INC.

(the “Corporation”)

Statement of Executive Compensation – Venture Issuers

The following information, dated as of March 31, 2021 and prepared in accordance with Form 51-102F6V - Statement of Executive Compensation – Venture Issuers, provides a discussion of all significant elements of the compensation to be awarded to, earned by, paid to, or payable to the Named Executive Officers (as defined below) and the directors of the Corporation, to the extent that it has been determined.

In this document, (i) all dollar amounts referenced herein are in Canadian dollars unless otherwise specified, (ii) “Board” means the board of directors of the Corporation, as constituted from time to time, (iii) “Common Shares” means the common shares without par value in the capital of the Company, (iv) “Compensation Committee” means the compensation committee of the Board, as constituted from time to time, and (v) “Shareholders” means the shareholders of the Corporation.

Summary Compensation Table for Named Executive Officers

The following table provides a summary of total compensation earned during the fiscal years ended October 31, 2020 and October 31, 2019 by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Corporation, the most highly compensated executive officer, other than the CEO and CFO, whose compensation was more than $150,000 during the applicable financial year (the “Other Executive Officer”), if any, and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at the end of the applicable fiscal year, for services rendered in all capacities during such period (each a “Named Executive Officer” or “NEO”, and collectively, the “Named Executive Officers” or “NEOs”).

The Named Executive Officers during the financial years ended October 31, 2020 and October 31, 2019 are the individuals listed below.

Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission	Bonus		Committee or Meeting Fees	Value of Perquisites		Value of all Other Compensation	Total Compensation
Harkirat (Raj) Grover(1)	2020	$310,932	$173,077	(2)	Nil	$36,500		Nil	$520,509
Chief Executive Officer & Director	2019	$284,231	$150,000	(2)	Nil	$19,250	(3)	Nil	$453,481

Rahim Kanji(4)	2020	$155,466	$56,538	(2)(4)	Nil	Nil		Nil	$212,004
Chief Financial Officer	2019	$57,692	Nil		Nil	Nil		Nil	$57,692

Nick Kuzyk(5)	2020	$72,795	$35,000	(2)	Nil	Nil		Nil	$107,795
Chief Strategy Officer & SVP Capital Markets	2019	$141,151	$90,905	(2)(6)	Nil	$4,632		Nil	$236,688

Andy Palalas	2020	$155,466	$56,538	(2)(7)	Nil	Nil		Nil	$212,004
Chief Revenue Officer	2019	$141,154	$45,000	(2)(7)	Nil	Nil		Nil	$186,154

Notes:

1.	Mr. Grover did not receive any compensation as a director of the Corporation during the fiscal years ended October 31, 2020 and 2019.
2.	Represents amounts paid to the respective NEO for services provided to the Corporation during the fiscal year ended October 31, 2020, October 31, 2019, and October 31, 2018.

3.	Represents the fair value of a company vehicle and other allowances provided to Mr. Grover.
4.	Mr. Kanji was appointed as Chief Financial Officer on May 27, 2019. During the fiscal year ended October 31, 2020, Mr. Kanji was awarded a bonus of $56,538 for his services as Chief Financial Officer for the fiscal year ended October 31, 2020 and October 31, 2019. The Corporation paid $44,038 of the bonus in cash and settled $12,500 by issuing Mr. Kanji 73,529 Common Shares in November 2020 at a deemed price of $0.17 per Common Share.
5.	Mr. Kuzyk resigned on February 18, 2020.
6.	During the fiscal year ended October 31, 2019, Mr. Kuzyk was awarded a bonus of $90,905 for his services as Chief Strategy Officer & SVP Capital Markets for the fiscal year ended October 31, 2018. The Corporation paid $40,905 of the bonus in cash in January 2019 and settled $45,000 by issuing Mr. Kuzyk 100,000 Common Shares in June 2019 at a deemed price of $0.45 per Common Share.
7.	During the fiscal year ended October 31, 2020, Mr. Palalas was awarded a bonus of $56,538 for his services as Chief Revenue Officer for the fiscal year ended October 31, 2020 and October 31, 2019. The Corporation paid $26,538 of the bonus in cash and settled $30,000 by issuing Mr. Palalas 176,471 Common Shares in November 2020 at a deemed price of $0.17 per Common Share. During the fiscal year ended October 31, 2019, Mr. Palalas was awarded a bonus of $45,000 for his services as Chief Revenue Officer for the fiscal year ended October 31, 2018. The Corporation settled this amount by issuing Mr. Palalas 100,000 Common Shares in June 2019 at a deemed price of $0.45 per Common Share.

Compensation of Directors

Individual Director Compensation

The following table provides a summary of total compensation earned during the fiscal years ended October 31, 2020 and 2019 by the directors of the Corporation.

Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission		Bonus	Committee or Meeting Fees	Value of Perquisites	Value of all Other Compensation	Total Compensation
Harkirat (Raj) Grover	2020	Nil		Nil	Nil	Nil	Nil	Nil
Director	2019	Nil		Nil	Nil	Nil	Nil	Nil

Nader Ben Aissa	2020	Nil	(1)	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	(1)	Nil	Nil	Nil	Nil	$25,000

Arthur Kwan	2020	$25,000	(2)	Nil	Nil	Nil	Nil	$25,000
Director	2019	$25,000	(2)	Nil	Nil	Nil	Nil	$25,000

Nitin Kaushal	2020	$25,000	(3)	Nil	Nil	Nil	Nil	$25,000
Director	2019	$25,000	(3)	Nil	Nil	Nil	Nil	$25,000

Binyomin Posen	2020	$25,000	(4)	Nil	Nil	Nil	Nil	$25,000
Director	2019	$6,831	(4)	Nil	Nil	Nil	Nil	$6,831

Notes:

1.	Mr. Ben Aissa waived board compensation for the fiscal year ended October 31, 2020 and October 31, 2019.
2.	Subsequent to the fiscal year ended October 31, 2020, Mr. Kwan was awarded $25,000 for his services as a director during the fiscal year ended October 31, 2020 and $25,000 for his services as a director during the fiscal year ended October 31, 2019. The Corporation settled this amount by issuing Mr. Kwan 294,118 Common Shares in November 2020 at a deemed price of $0.17 per Common Share.
3.	Subsequent to the fiscal year ended October 31, 2020, Mr. Kaushal was awarded $25,000 for his services as a director during the fiscal year ended October 31, 2020 and $25,000 for his services as a director during the fiscal year ended October 31, 2019. The Corporation settled this amount by issuing Mr. Kaushal 294,118 Common Shares in November 2020 at a deemed price of $0.17 per Common Share.
4.	Subsequent to the fiscal year ended October 31, 2020, Mr. Posen was awarded $25,000 for his services as a director during the fiscal year ended October 31, 2020 and $6,831 for his services as a director during the fiscal year ended October 31, 2019. The Corporation settled this amount by issuing Mr. Posen 187,241 Common Shares in November 2020 at a deemed price of $0.17 per Common Share.

Stock Options and Other Compensation Securities

The Corporation has in place a 10% stock option plan (the “Stock Option Plan”), approved by the Board, and previously approved by the Shareholders. The Stock Option Plan is a “rolling” plan which allows the Corporation to grant stock options to directors and officers of the Corporation, employees and consultants, up to an aggregate maximum of 10% of the issued and outstanding Common Shares, from time to time.

There were no incentive stock options granted and/or issued to the Corporation’s Named Executive Officers and directors during the most recently completed fiscal year, ending October 31, 2020, for services provided or to be provided, directly or indirectly, to the Corporation.

Exercise of Compensation Securities by Named Executive Officers and Directors

There were no incentive stock options exercised by any Named Executive Officer or director during the most recently completed fiscal year, ending October 31, 2020.

The Stock Option Plan

The Company currently has in place the Stock Option Plan, under which stock options are granted to directors, officers, employees and consultants of the Company as an incentive to serve the Company in attaining its goal of improved shareholder value. The principal purposes of the Stock Option Plan are (i) to permit the directors, executive officers, employees, consultants and persons providing investor relation services to participate in the growth and development of the Company through the grant of equity-based awards, and (ii) to allow the Company to reduce the proportion of executive compensation otherwise paid in cash and reallocate those funds to other corporate initiatives.

The Stock Option Plan is a “rolling” plan pursuant to which the aggregate number of Common Shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of the Company’s issued and outstanding Common Shares from time to time.

Summary of Terms and Conditions of the Stock Option Plan

The following summary of certain terms of the Stock Option Plan is qualified, in its entirety, by the full text of the Stock Option Plan, which is available on SEDAR at www.sedar.com.

(a)	The Stock Option Plan is a “rolling” plan pursuant to which the aggregate number of Common Shares reserved for issuance thereunder may not exceed, at the time of grant, in the aggregate 10% of the issued and outstanding Common Shares from time to time.

(b)	The Stock Option Plan authorizes the Board or a committee of the Board to which the responsibility of approving the grant of Options has been delegated (such committee, referred to herein as the “Approval Committee”) to fix the grant date and the expiry date of Options, and the exercise prices at which Options may be exercised to purchase Common Shares.

(c)	The period during which a particular Option may be exercised (the “Exercise Period”) may not exceed 10 years from the grant date of such Option. Any Option or part thereof not exercised within the Exercise Period will terminate and become null, void and of no effect as of the expiry date (the “Stock Option Expiry Date”). The Stock Option Expiry Date is the earliest of the date fixed by the Board or the Approval Committee, as the case may be, or the 90th day following the date the person ceases to hold their position other than by reason of death or disability, or sooner as prescribed by the Stock Option Plan.

(d)	The exercise price at which an Option may be used to purchase a Common Share is determined by the Board or the Approval Committee, as the case may be. The exercise price may not be less than the market value for the Common Shares, and is subject to any adjustments required to secure all necessary approvals of any securities regulatory bodies having jurisdiction over the Company, the Stock Option Plan or the Option.

(e)	The number of Common Shares reserved for issuance to any one person (other than a consultant of the Company) in any 12 month period may not exceed 5% of the outstanding Common Shares at the time of grant.

(f)	The number of Common Shares reserved for issuance to any one consultant or person providing investor relations services to the Company, in any 12 month period, may not exceed 2% of the outstanding Common Shares at the time of grant.

(g)	The Options issued under the Stock Option Plan are not subject to mandatory vesting provisions, except that that Options granted to persons providing investor relations services to the Company must vest in stages over not less than 12 months with no more than 25% of such Options vesting in any three month period.

(h)	The Options are non-assignable and not transferable, except under limited circumstances.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this document sets out the objectives of the Corporation’s executive compensation arrangements, the Corporation’s executive compensation philosophy and the application of this philosophy to the Corporation’s executive compensation arrangements.

The Compensation Committee has responsibility for approving the compensation program for the Named Executive Officers and directors. The Compensation Committee acts pursuant to the charter of the Compensation Committee, approved by the Board. The purpose of the Compensation Committee is to assist the Board in (i) identifying potential nominees to the Board, (ii) assessing the effectiveness of the directors, the Board and the various committees of the Board and the composition of the Board and its committees, (iii) developing, reviewing and planning the Corporation's approach to corporate governance issues, including the public disclosure of the Corporation's corporate governance practices, (iv) discharging its responsibilities regarding compensation of the Corporation's executives and the members of the Board, and (v) setting objectives for the CEO and evaluating the CEO’s performance. The Compensation Committee also performs such other activities as are consistent with the charter of the Compensation Committee, the Corporation's by-laws, and applicable legislation and applicable guidelines which the Board deems necessary or appropriate for the fulfilment of the Compensation Committee's duties and responsibilities.

When determining the compensation arrangements for the Named Executive Officers and directors, the Board, acting on the advice of the Compensation Committee, considers the objectives of: (i) retaining executives critical to the success of the Corporation and the enhancement of shareholder value, (ii) providing fair and competitive compensation, (iii) balancing the interests of management and Shareholders, and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

In determining the compensation level for each executive, the Board, acting on the advice of the Compensation Committee, looks at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, the compensation paid by other companies in the same industry as the Corporation, and pay equity considerations.

Elements of Compensation

The compensation paid to the Named Executive Officers and directors in any year consists of three (3) primary components: (i) base salary, (ii) annual short-term incentive bonuses, and (iii) long-term incentives.

The Corporation believes that making a significant portion of the Named Executive Officers’ and directors’ compensation based on a base salary, long-term incentives and incentive bonuses supports the Corporation’s executive compensation philosophy, as these forms of compensation allow those most accountable for the Corporation’s long-term success to acquire and hold the Corporation’s shares. The key features of these three primary components of compensation are discussed below:

1.	Base Salary: Base salary recognizes the value of an individual to the Corporation based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Corporation competes for talent. Base salaries for the Named Executive Officers and directors are reviewed annually. Any change in the base salary of a Named Executive Officer or a director is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole and the role such executive officer played in such corporate performance.

2.	Short-Term Incentives: The Corporation grants short-term incentive awards to Named Executive Officers and directors on an individual basis, in the form of annual cash bonuses, which are intended to motivate and reward executives for achieving and surpassing annual corporate and individual goals approved by the Board. The Corporation believes that performance-based bonuses promote the Corporation’s overall compensation objectives by tying a meaningful portion of an executive’s compensation to the overall growth of the Corporation’s business, thereby aligning the interests of executives with the interests of Shareholders and other stakeholders. All short-term incentive bonuses are discretionary, awarded at the sole discretion of the Corporation.

3.	Long-Term Incentives: The Corporation’s executives and other employees and consultants, are eligible to participate in the long-term incentive program of the Corporation, comprised of options issued pursuant to the Stock Option Plan. The purpose of the long-term incentive program is to promote greater alignment of interests between employees and Shareholders and other stakeholders, and to support the achievement of the Corporation’s longer-term performance objectives, while providing a long-term retention element.

The Corporation does not have any policies which permit or prohibit a Named Executive Officer or director to purchase financial instruments.

Termination and Change of Control Benefits and Management Contracts

Except as disclosed below, there are no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer or director at, following or in connection with respect to change of control of the Corporation, or severance, termination or constructive dismissal of or a change in a Named Executive Officer’s or director’s responsibilities.

Pursuant to an executive employment agreement, effective January 1, 2019, between the Corporation and Harkirat (Raj) Grover (the “Grover Agreement”), Mr. Grover may terminate his employment with the Corporation for any reason by giving a minimum of one hundred and twenty (120) days written notice to the Corporation. In the event the Corporation chooses to waive the 120 days written notice period, in whole or in part, Mr. Grover is entitled to receive pay in lieu of notice for the remainder of the notice period which was not worked, paid on the basis of his base salary only. The Grover Agreement also provides that the Corporation may terminate Mr. Grover’s employment without cause by payment of a lump sum equal to the greater of: (i) two (2) times the sum of Mr. Grover’s annual base salary, annual value of perquisites and annualized value of benefit plans; and (ii) the value of one and one half (11/2) months of Mr. Grover’s annual base salary for each complete year of service from the commencement of Mr. Grover’s employment as President of Smoker’s Corner (July 1, 2009) and two (2) times the sum of the annual value of perquisites and annualized value of benefit plans. For illustration purposes, assuming (i) that Mr. Grover’s employment is terminated without notice by the Corporation, (ii) that Mr. Grover’s annual base salary, annual value of perquisites and annualized value of benefit plans is $350,000, and (iii) that, pursuant to the Grover Agreement, Mr. Grover is entitled to two (2) times his base salary, annual value of perquisites and annualized value of benefit plans at the time of such termination, the Corporation estimates that Mr. Grover may be entitled to a lump sum payment of approximately $700,000.

Retirement and Pension Plans

The Corporation has no formal pension, retirement compensation or other long term incentive plans (excluding the Stock Option Plan) in place for its directors, officers or employees.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Corporation that are authorized for issuance under equity compensation plans as at the end of the Corporation’s most recently completed fiscal year, ending October 31, 2020.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights.	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Common Shares Remaining Available for Issuance Under Equity Compensation Plans (Excluding Outstanding Securities Reflected in Column 1)
Equity compensation plans approved by securityholders	9,310,000	$0.50	14,699,020
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	9,310,000	N/A	14,699,020

Notes:

1.	The maximum number of stock options available for grant under the Stock Option Plan is, in the aggregate, 10% of the Corporation’s issued and outstanding Common Shares from time to time.